Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, August 23, 2024.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform you that the Company's Board of Directors has decided to implement the First Capital Increase (as defined below), which was resolved by the Shareholders´ Meeting held on August 20, 2024. This capital increase is subject to obtaining the necessary approvals, as detailed in the aforementioned meeting.
In line with this decision, the Company has today submitted a request for public offering authorization to the Argentina Securities Commission for the shares to be issued, amounting to a nominal value of ARS 115,582,280, represented by up to 115,582,280 ordinary, book-entry Class "B" shares, with a nominal value of ARS 1 (one Peso) and one vote per share, representing a maximum of 7.84% of the current share capital (the "First Capital Increase").
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com